SECOND AMENDMENT TO THE

FIRST AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF

AMR ASSOCIATES, L.P.

This Second Amendment (this "Amendment"), dated as of August 8, 2023, to the First Amended and Restated Limited Partnership Agreement of AMR Associates, L.P., made and entered into as of December 8, 2021 and subsequently amended as of December 8, 2021 (the "Agreement"), is made by and among the General Partners of AMR Associates, L.P., a Delaware limited partnership (the "Partnership").

RECITALS:

WHEREAS, the Partners of the Partnership are trusts, and have historically used cumbersome naming conventions;

WHEREAS, these names complicate Partnership record keeping matters; and

WHEREAS, the Partners of the Partnership have requested that, for administrative efficiency, the General Partners of the Partnership amend Schedules A and B of the Agreement to set forth abbreviated names for the Partners that can be used on a go-forward basis for Partnership record keeping matters.

AGREEMENTS:

In consideration of the mutual promises, covenants and agreements set forth in this Amendment, the General Partners of the Partnership, pursuant to the power granted to them under Section 12.7 of the Agreement, agree as follows:

1.   Schedules A and B to the Agreement shall be amended in their entireties as set forth in the Schedules A and B attached hereto.

2.   This Amendment shall be (and hereby is) incorporated into and made a part of the Agreement.

3.   This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

4.   This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

SIGNATURE PAGE

IN WITNESS WHEREOF, the General Partners of the Partnership have hereunto set their hands and seals as of the day and year first above written.

General Partners

2012 Helen R. Butler Trust u/a/d June 22, 2012

By: _Helen R. Butler_ _____

Printed Name: Helen R. Butler

Title: Trustee

2012 Clara R. Williams Trust u/a/d June 22, 2012

By:_____

Printed Name: Clara R. Williams

Title: Trustee

2

SIGNATURE PAGE

IN WITNESS WHEREOF, the General Partners of the Partnership have hereunto set their hands and seals as of the day and year first above written.

General Partners

2012 Helen R. Butler Trust u/a/d June 22, 2012

By:_____
Printed Name: Helen R. Butler
Title: Trustee

2012 Clara R. Williams Trust u/a/d June 22, 2012

By: *Clara R. Williams*_____
Printed Name: Clara R. Williams
Title: Trustee

2

AMR ASSOCIATES, LP

SCHEDULE A

PARTNERS/CAPITAL ACCOUNT/PARTNERSHIP PERCENTAGE

General Partner – Old Trust Name	General Partners – New Trust Name	General Partnership Interest Capital Account	LP Partnership Percentage
2012 Helen R. Butler Trust established under the Alfred M. Rankin, Jr. Irrevocable Trust Agreement for the Benefit of Helen R. Butler and Her Lineal Descendants dated June 22, 2012	2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	0.61807713%
2012 Clara R. Williams Trust established under the Alfred M. Rankin, Jr. Irrevocable Trust Agreement for the Benefit of Clara R. Williams and Her Lineal Descendants dated June 22, 2012	2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	0.61807713%

Limited Partners – Old Trust Name	Limited Partners – New Trust Name	Limited or Class A-1 Partnership Interest Capital Account	LP Partnership Percentage	Class A-1 Partnership Percentage
2012 Helen R. Butler Trust established under the Alfred M. Rankin, Jr. Irrevocable Trust Agreement for the Benefit of Helen R. Butler and Her Lineal Descendants dated June 22, 2012	2012 Helen R. Butler Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	46.57822508%	30.70858910%

2012 Clara R. Williams Trust established under the Alfred M. Rankin, Jr. Irrevocable Trust Agreement for the Benefit of Clara R. Williams and Her Lineal Descendants dated June 22, 2012	2012 Clara R. Williams Trust u/a/d June 22, 2012	As set forth in the books and records of the Partnership.	46.57822508%	30.70858910%
HRB 2020 GST Trust for Clara R. Butler, established under the Helen R. Butler Irrevocable Trust Agreement for the Benefit of Her Lineal Descendants dated December 22, 2020	HRB 2020 GST Trust for Clara R. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership.	0.46728296%	0.00000000%
HRB 2020 GST Trust for Griffin B. Butler, established under the Helen R. Butler Irrevocable Trust Agreement for the Benefit of Her Lineal Descendants dated December 22, 2020	HRB 2020 GST Trust for Griffin B. Butler u/a/d December 22, 2020	As set forth in the books and records of the Partnership.	0.46728297%	0.00000000%
CRW 2020 GST Trust for Margo J. V. Williams, established under the Clara R. Williams Irrevocable Trust Agreement for the Benefit of Her Lineal Descendants dated December 23, 2020	CRW 2020 GST Trust for Margo J. V. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership.	0.46728297%	0.00000000%
CRW 2020 GST Trust for Helen C. Williams, established under the Clara R. Williams Irrevocable Trust Agreement for the Benefit of Her Lineal Descendants dated December 23, 2020	CRW 2020 GST Trust for Helen C. Williams u/a/d December 23, 2020	As set forth in the books and records of the Partnership.	0.46728296%	0.00000000%
Clara Rankin Butler 2002 Trust, dated November 5, 2002, between John C. Butler, Jr., as trustee, and Helen Rankin Butler, creating a trust for the benefit of Clara Rankin Butler	Clara Rankin Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership.	0.93456593%	0.00000000%
Griffin Bedwell Butler 2002 Trust, dated November 5, 2002, between John C. Butler, Jr., as trustee, and Helen Rankin Butler, creating a trust for the benefit of Griffin Bedwell Butler	Griffin Bedwell Butler 2002 Trust u/a/d November 5, 2002	As set forth in the books and records of the Partnership.	0.93456593%	0.00000000%

Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B. H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams	Margo Jamison Victoire Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership.	0.93456593%	0.00000000%
Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B. H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams	Helen Charles Williams 2004 Trust u/a/d December 10, 2004	As set forth in the books and records of the Partnership.	0.93456593%	0.00000000%